Exhibit 21

Subsidiary of Qwest Communications International Inc.	Jurisdiction of Incorporation/Formation
Qwest Capital Funding, Inc.	Colorado
Qwest Communications Corporation	Delaware
Qwest Corporation	Colorado
Qwest Dex, Inc.	Colorado
Qwest Information Technologies, Inc.	Colorado
Qwest Services Corporation	Colorado
Qwest Wireless, LLC	Delaware